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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of            March                                        2005
                           -----------------------------------------   --------
Commission File Number      0-29898
                           -----------------------------------------

                           RESEARCH IN MOTION LIMITED
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                          Form 40-F      X
                           ----------------                 ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No          X
                      ------------------              ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
         1           Material Change Report, dated March 21, 2005.

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                                                                     DOCUMENT 1

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         March 16, 2005.

3.       News Release

         A news release was issued in Waterloo, Ontario on March 16, 2005 through the newswire services of CCN Matthews and BusinessWire, and is annexed hereto as Schedule "A".

4.       Summary of Material Change

         On March 16, 2005, RIM and NTP, Inc. ("NTP") announced that they have signed a binding term sheet that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. NTP and RIM will be finalizing the terms of this resolution in a definitive licensing and settlement agreement in upcoming weeks.

5.       Full Description of Material Change

         On March 16, 2005, RIM and NTP, Inc. ("NTP") announced that they have signed a binding term sheet that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. NTP and RIM will be finalizing the terms of this resolution in a definitive licensing and settlement agreement in upcoming weeks.

         This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect / BlackBerry Built-In technology.

         RIM will pay to NTP US$450 million in final and full settlement of all claims to date against RIM, as well as for a perpetual, fully-paid up license going forward. The amount relates primarily to settlement of past damages, and includes the judgment and money escrowed to date totalling US$137 million (the US$152 million previously accrued included approximately US$15 million in other litigation related fees). It is expected that a substantial portion of the US$313 million, which is the balance of the settlement amount, will be expensed in the fourth quarter, ended February 26, 2005.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 21st day of March, 2005.


                                              /s/ DENNIS KAVELMAN
                                              ---------------------------------
                                              Dennis Kavelman
                                              Chief Financial Officer

                                  SCHEDULE "A"


March 16, 2005

FOR IMMEDIATE RELEASE
---------------------

RESEARCH IN MOTION AND NTP AGREE TO RESOLVE LITIGATION
------------------------------------------------------

Waterloo, Canada - Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM) and NTP, Inc. (NTP) today announced that they have signed a binding term sheet that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. NTP and RIM will be finalizing the terms of this resolution in a definitive licensing and settlement agreement in upcoming weeks.

This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect / BlackBerry Built-In technology.

RIM will pay to NTP US$450 million in final and full settlement of all claims to date against RIM, as well as for a perpetual, fully-paid up license going forward. The amount relates primarily to settlement of past damages, and includes the judgment and money escrowed to date totalling US$137 million (the US$152 million previously accrued included approximately US$15 million in other litigation related fees). It is expected that a substantial portion of the US$313 million, which is the balance of the settlement amount, will be expensed in the fourth quarter, ended February 26, 2005.

Further comment and details will not be disclosed at this time. Additional details will be provided on RIM's Q4 results conference call scheduled for April 5, 2005, pending the completion of the definitive licensing and settlement agreement.

ABOUT RESEARCH IN MOTION (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net


THE BLACKBERRY AND RIM FAMILIES OF RELATED MARKS, IMAGES AND SYMBOLS ARE THE EXCLUSIVE PROPERTIES AND TRADEMARKS OF RESEARCH IN MOTION LIMITED. RIM, RESEARCH IN MOTION AND BLACKBERRY ARE REGISTERED WITH THE U.S. PATENT AND TRADEMARK OFFICE AND MAY BE PENDING OR REGISTERED IN OTHER COUNTRIES. ALL OTHER BRANDS, PRODUCT NAMES, COMPANY NAMES, TRADEMARKS AND SERICE MARKS ARE THE PROPERTIES OF THEIR RESPECTIVE OWNERS.

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         RESEARCH IN MOTION LIMITED
                                         ---------------------------------------
                                                      (Registrant)

Date:    March 22, 2005                  By:   /s/ DENNIS KAVELMAN
         ---------------                       ---------------------------------
                                               Name:   Dennis Kavelman
                                               Title:  Chief Financial Officer